Exhibit 99.70

Volaris Reports August 2017 Traffic Results, Load Factor of 85%

MEXICO CITY--(BUSINESS WIRE)--September 7, 2017--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports August 2017 and year-to-date preliminary traffic results.

During August 2017 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 6.6% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in August 2017 increased 5.1% year over year, reaching 1.4 billion. Volaris transported a total of 1.4 million passengers during the month, an increase of 2.2% year over year. Year-to-date, Volaris has transported 11 million passengers, an increase of 11.0% year over year. Network load factor for August was 85.4%, a decrease of 1.2 percentage points year over year.

During August 2017, Volaris launched three domestic routes (Huatulco, Oaxaca – Monterrey, Nuevo Leon; Monterrey, Nuevo Leon – Mexicali, Baja California and Cozumel, Quintana Roo – Monterrey, Nuevo Leon) and one international route (Los Angeles, California – Puerto Vallarta, Jalisco).

The following table summarizes Volaris traffic results for the month and year-to-date.

	August 2017	August 2016	Variance	Eight months ended August 2017	Eight months ended August 2016	Variance
RPMs (in millions, scheduled & charter)
Domestic	957	908	5.4%	7,305	6,600	10.7%
International	432	414	4.3%	3,383	2,867	18.0%
Total	1,389	1,322	5.1%	10,688	9,467	12.9%
ASMs (in millions, scheduled & charter)
Domestic	1,098	1,041	5.5%	8,367	7,613	9.9%
International	529	485	9.0%	4,158	3,312	25.5%
Total	1,627	1,526	6.6%	12,525	10,925	14.6%
Load Factor (in %, scheduled)
Domestic	87.1%	87.2%	(0.1) pp	87.3%	86.7%	0.6 pp
International	81.7%	85.4%	(3.7) pp	81.3%	86.6%	(5.3) pp
Total	85.4%	86.6%	(1.2) pp	85.3%	86.7%	(1.4) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,108	1,083	2.3%	8,637	7,893	9.4%
International	293	287	1.9%	2,331	1,992	17.0%
Total	1,401	1,370	2.2%	10,968	9,885	11.0%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 168 and its fleet from four to 67 aircraft. Volaris offers more than 312 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Volaris
Investor Relations:
Andrés Pliego, +52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net